Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Publix Super Markets, Inc.:

We consent to the incorporation by reference in this Registration Statement on Form S-8 of Publix Super Markets, Inc. of our report dated March 1, 2019, with respect to the consolidated balance sheets of Publix Super Markets, Inc. as of December 29, 2018 and December 30, 2017, the related consolidated statements of earnings, comprehensive earnings, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 29, 2018, and the related notes and financial statement schedule (collectively, the consolidated financial statements), which report appears in the December 29, 2018 annual report on Form 10-K of Publix Super Markets, Inc.

/s/ KPMG LLP

Tampa, Florida

July 24, 2019